Filed under Rule 433
File No. 333-153353
Final Term Sheet
June 9, 2009

Issuer:	CMS Energy Corporation
Ticker / Exchange for Common Stock:	CMS / NYSE
Security:	5.50% Convertible Senior Notes due 2029 (“Notes”)
Aggregate Principal Amount Offered:	$150,000,000 (excluding the underwriters’ option to purchase up to $22,500,000 of additional aggregate principal amount of Notes to cover over-allotments, if any)
Maturity:	June 15, 2029 (subject to earlier redemption, repurchase or conversion)
Annual Interest Rate:	5.50%
Interest Payment Dates:	June 15 and December 15
First Interest Payment Date:	December 15, 2009
Public Offering Price:	$1,000 per Note / $150,000,000 total
Closing Sale Price on June 9, 2009:	$11.57 per share of the Issuer’s common stock
Conversion Premium:	25.00% above the Closing Sale Price on June 9, 2009
Initial Conversion Price:	Approximately $14.46 per share of the Issuer’s common stock
Initial Conversion Rate:	69.1443 shares of the Issuer’s common stock per $1,000 principal amount of Notes
Conversion Trigger Price:	Approximately $18.80, which is 130% of the Initial Conversion Price
Optional Redemption:	At any time on or after June 20, 2014, the Issuer may redeem all or a part of the Notes for cash at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued but unpaid interest (including additional interest, if any) to, but not including, the redemption date
Repurchase at Option of Holder:	Holders may require the Issuer to repurchase all or a part of their Notes on June 15, 2014, June 15, 2019 and June 15, 2024 at a cash repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest (including additional interest, if any) to, but not including, the repurchase date
Repurchase at Option of Holder Upon a Fundamental Change:	Upon a “fundamental change” as defined in the preliminary prospectus supplement related to the Notes dated June 8, 2009, the holders may require the Issuer to repurchase for cash all or part of their Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest (including additional interest, if any) to, but not including, the repurchase date
Increase to Conversion Rate Upon Certain Types of Fundamental Changes:	The following table sets forth the number of additional shares to be added to the conversion rate per $1,000 principal amount of Notes in connection with a “non-stock change of control” as defined in the preliminary prospectus supplement related to the Notes dated June 8, 2009, for each stock price and effective date set forth below:

	Stock Price
Date	$11.57	$12.00	$13.00	$14.00	$15.00	$17.50	$20.00	$22.50	$25.00	$27.50	$30.00	$32.50
June 15, 2009	17.2861	17.2861	14.6473	11.8430	9.6393	5.8739	3.6593	2.3078	1.4549	0.9030	0.5400	0.3004
June 15, 2010	17.2861	16.7046	13.1860	10.4638	8.3586	4.8542	2.8847	1.7329	1.0369	0.6045	0.3315	0.1589
June 15, 2011	17.2861	15.6072	12.0337	9.3069	7.2421	3.9309	2.1863	1.2310	0.6877	0.3681	0.1767	0.0616
June 15, 2012	17.2861	14.8399	11.0381	8.1941	6.1063	2.9595	1.4776	0.7551	0.3832	0.1811	0.0664	0.0000
June 15, 2013	17.2861	14.1890	9.7821	6.6457	4.4781	1.6540	0.6550	0.2877	0.1305	0.0490	0.0001	0.0000
June 20, 2014	17.2861	14.1890	7.7788	2.2843	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case, if the stock price is:

•   between two stock price amounts on the table or the effective date is between two effective dates on the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two effective dates, as applicable, based on a 360-day year

• in excess of $32.50 per share (subject to adjustment), no additional shares will be issued upon conversion

• less than $11.57 per share (subject to adjustment), no additional shares will be issued upon conversion

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 86.4304 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate

Use of Proceeds:	It is expected that the net proceeds from the offering will be used for the retirement of existing indebtedness (including approximately $115 million of the net proceeds from the offering to repurchase, at a discount, a substantial portion of the outstanding principal amount of the convertible subordinated debentures underlying the 7 3/4% Convertible Quarterly Income Preferred Securities of CMS Energy Trust I) through redemption, open market repurchases, tender offers or private agreements, and for general corporate purposes
Capitalization:	The following table updates the capitalization table set forth on page S-18 of the preliminary prospectus supplement related to the Notes dated June 8, 2009 to reflect the use of $115,000,000 of the proceeds from the offering of the Notes as described above:

	At March 31, 2009
			As Further
	Actual	As Adjusted	Adjusted
	(Unaudited, dollars in millions)
Cash and cash equivalents	$826	$861	$1,156

Common stockholders’ equity	$2,517	$2,517	$2,517
Preferred stock	243	243	243
Preferred stock of subsidiary	44	44	44
Non-controlling interests	52	52	52
Long-term debt:
5.50% Convertible Senior Notes due 2029	—	150	150
8.75% Senior Notes due 2019	—	—	300
Long-term debt — related parties	178	34	34
Other long-term debt (excluding current maturities)	6,279	6,279	6,279
Non-current portion of capital and finance lease obligations	200	200	200

Total capitalization	$9,513	$9,519	$9,819
Current portion of long-term debt, capital and finance lease obligations	311	311	311

Total capitalization and current portion of long-term debt, capital and finance lease obligations	$9,824	$9,830	$10,130

Trade Date:	June 9, 2009
Settlement Date:	June 15, 2009 (T+4)
Ratings:	Ba1 / BB+ / BB+ (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
Sole Book-Running Manager:	Barclays Capital Inc.
Joint Lead Managers:	Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated Wachovia Capital Markets, LLC
CUSIP/ISIN:	125896BD1 / US125896BD14

CMS Energy Corporation has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents CMS Energy Corporation has filed with the SEC for more complete information about CMS Energy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, CMS Energy Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 888-603-5847.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.